February 27, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Compass EMP Funds Trust (File Nos. 811-22696; 333-181176)

Dear Sir/Madam:

On behalf of Compass EMP Funds Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 17 to the Trust’s Registration Statement (the “Amendment”).  The purpose of this filing is to make changes to the investment strategy of the Compass EMP Commodity Long/Short Strategies Fund (the “Fund”) and to change the name of the Fund to Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP